Exhibit 99.1

Viking Appoints Leah Talactac as President

Torstein Hagen Remains Chairman and CEO

LOS ANGELES (January 29, 2025) – Viking Holdings Ltd (the “Company” or “Viking”) (NYSE: VIK) today announced the appointment of Leah Talactac as President of the Company, effective immediately.

Ms. Talactac will continue to serve as Viking’s Chief Financial Officer while assuming her new responsibilities as President. She will continue to report directly to Torstein Hagen, who remains Chairman and CEO, and to the Board of Directors.

Ms. Talactac joined Viking in 2006 and has since then been an important member of the executive team. Ms. Talactac led Viking’s successful IPO in 2024, which was the largest of the year on the NYSE. As President, she will lead the Company’s executive committee – a team of executives with complementary skillsets who have worked together for over 15 years driving Viking’s outstanding performance leading up to and following the IPO.

“On behalf of the entire Viking family, I would like to congratulate Leah on her appointment as President,” said Torstein Hagen, Chairman and CEO of Viking. “Since joining Viking in 2006, Leah has been instrumental in our success. With her long tenure and impressive financial acumen, she is well-positioned to help lead Viking in our next chapter.”

Viking remains focused on its well-defined long-term growth plans and committed to its strategy, continuing to be a global leader in experiential travel. As part of Viking’s commitment to continue to grow capacity, the Company also announced that it has ordered eight river ships for delivery in 2027 and 2028. This is in addition to the 16 river ships already committed to be delivered by 2026 and the nine additional ocean ships for delivery by 2030. With these orders, Viking will have 107 river ships in 2028 and 21 ocean and expedition ships in 2030.

About Viking

Viking (NYSE: VIK) was founded in 1997 and provides destination-focused journeys on rivers, oceans, and lakes around the world. Designed for curious travelers with interests in science, history, culture and cuisine, Chairman and CEO Torstein Hagen often says Viking offers experiences For The Thinking Person™. Viking has more than 450 awards to its name, including being rated #1 for Rivers, #1 for Oceans and #1 for Expeditions by Condé Nast Traveler in the 2023 and 2024 Readers’ Choice Awards. Viking is also rated a “World’s Best” for rivers, oceans and expeditions by Travel + Leisure. No other travel company has simultaneously received the same honors by both publications. For additional information, contact Viking at 1-800-2-VIKING (1-800-284-5464) or visit www.viking.com. For Viking’s award-winning enrichment channel, visit www.viking.tv.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to our business prospects and strategy, our expected fleet additions and other similar matters. In some cases, we have identified forward-looking statements in this press release by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, which are described in our filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

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